Saputo

07028466

Nathalie Rolland ☎ (514) 328-3320
Fax: (514) 328-3322
Courriel/E-Mail: nathalie.rolland@saputo.com

November 22, 2007

United States Security and
Exchange Commission
450 5th Street Northwest
Washington, D.C., 20549
USA

PROCESSED
DEC 0 7 2007
THOMSON
FINANCIAL

RECEIVED NOV 2 6 2007

Attention : Public Reference Room

SUPPL

Re : Saputo inc., File Number 82-34670

Dear Sir,
Dear Madam:

In accordance with subparagraph (b)(1)(i) of Rule 12g3 under the *Securities Exchange Act* of 1934, please find attached hereto our second quarter interim report which ended September 30, 2007, and was filed with the Toronto Stock Exchange in accordance with its requirements.

Trusting the whole to be satisfactory,

Yours truly,

Nathalie Rolland
Nathalie Rolland
Director, Securities and
Corporate Secretary Office

dw 11/6

NR/fm
Encl.

Message to Shareholders

We are pleased to present the results for the second quarter of fiscal 2008, which ended on September 30, 2007.

Net earnings for the quarter totalled $62.5 million, an increase of $4.2 million or 7.2% compared to $58.3 million for the same quarter last fiscal year. Included in the results of the current quarter is an income tax charge of approximately $3 million due to a reduction of future income tax assets recorded in previous fiscal years. Excluding this adjustment, net earnings would have reached $65.5 million, an increase of $7.2 million or 12.4% in comparison to the same quarter last fiscal year.

Earnings before interest, income taxes, depreciation and amortization (EBITDA[1]) amounted to $124.1 million, an increase of $17.3 million or 16.2% in comparison to $106.8 million for the same quarter last fiscal year. The EBITDA of our US Dairy Products Sector increased by approximately $11 million over the same quarter last fiscal year. The contribution of the Land O'Lakes West Coast industrial cheese business in the United States (Land O'Lakes West Coast Acquisition), a higher average block market[2] per pound of cheese, and initiatives undertaken in the prior and current fiscal years with regards to increased selling prices are the main factors explaining the EBITDA increase. These factors offset a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material. The EBITDA of our Canadian and Other Dairy Products Sector increased by approximately $8 million in comparison to the same quarter last fiscal year. This increase is due mainly to a more favourable by-products market, benefits derived from rationalization activities undertaken in our Canadian operations, as well as a sales volume increase in our Canadian fluid milk operations. The EBITDA of our Grocery Products Sector decreased by approximately $2 million in comparison to the same quarter last fiscal year. The decrease is attributed to higher raw material and other costs, additional expenses relating to the pension fund, and lower sales volume generated by our co-packing agreements for the manufacturing of products for the United States (US) market. During the quarter, the appreciation of the Canadian dollar eroded approximately $2 million of the Company's EBITDA in comparison to the same quarter last fiscal year.

[1] **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

[2] **"Average block market"** is the average daily price of a 40 pound block of Cheddar traded on the Chicago Mercantile Exchange (CME), used as the base price for the cheese.

Revenues for the quarter ended September 30, 2007, amounted to $1.289 billion, an increase of $294.9 million or 29.7% in comparison to the $994.1 million for the corresponding quarter last fiscal year. The increase is due mainly to our US Dairy Products Sector, whose revenues increased by approximately $247 million. The Land O'Lakes West Coast Acquisition, a higher average block market per pound of cheese, increased selling prices and higher sales volume explain the revenue increase. Revenues from our Canadian and Other Dairy Products increased by approximately $48 million. Higher selling prices in accordance with the increase in the cost of milk as raw material, a more favourable by-products market, increased sales volume from our Canadian fluid milk activities and the inclusion of our United Kingdom (UK) operations, acquired on March 23, 2007, are the main factors explaining the revenue increase. Revenues from our Grocery Products Sector decreased by approximately $1 million in comparison to the same quarter last fiscal year. During the second quarter of fiscal 2008, the appreciation of the Canadian dollar eroded approximately $29 million in the Company's revenues compared to the same quarter last fiscal year.

Outlook[3]

In the Dairy Products Division (Canada), we will rely on our operational strength to optimize our production facilities. We are currently investing in automation at one of our facilities. We plan to complete this project before the end of this fiscal year. Considering that the Canadian market is relatively stable in terms of growth in consumption, innovation will remain essential for the development of this division.

In Argentina, our operations continue to improve on both the domestic and international markets due mainly to the completion of our capital expenditure program. Milk production volumes have started to increase, following the shortfall of milk that occurred in the previous quarter due to the floods. In addition, government regulations imposed in the previous quarter that limit selling prices on the export market, continued to be in effect in the current quarter. Industry participants are currently addressing this issue through different levels of government. We will maintain our focus on increased efficiencies in order to mitigate these negative factors.

Our Dairy Products Division (Germany) is experiencing higher milk prices resulting from lower raw milk production combined with higher demand of dairy products worldwide. This has forced the division to increase its selling prices to its customers. Further increases should be anticipated. In addition, two employees from our Canadian operations have been transferred to Germany in key manufacturing functions for a period of two years. Their presence will ease the transmission of the Saputo values, working methodologies and processes. One of these employees will also oversee our UK operation.

In the UK, the integration is progressing well. As is the case in all of Europe, the UK has also been affected by higher milk prices. This has resulted in increased selling prices to our customers.

In the US, we continue to focus our efforts on the integration of the Land O'Lakes West Coast Acquisition. Our extensive financial analysis of the cost structure for its activities has been completed. Several capital projects are underway to further strengthen the financial performance of this acquisition and optimize synergies within this division. The US dairy market continues to be volatile, therefore we remain committed to mitigate these adverse market conditions through operational efficiencies, innovation and further price increases, if needed. Moreover, we participated in the Consolidated Stabilization and Marketing Plan Hearings, in California, on October 10 and 11, 2007, to support the petitioner's request to eliminate the dry whey factor from the Class 4b milk formula, as well as to request updates to the manufacturing and transportation allowances to the most recent available cost data. A decision following this hearing is expected to be rendered by the end of this November. We have plans to promote our *Stella*, *Dragone*, *Frigo* and *Treasure Cave* brands through the upcoming holiday season. The US market constitutes a key aspect of our growth strategy.

[3] We refer you to the cautionary statement regarding forward-looking information set forth below under "Management Analysis".

In the Bakery Division, we are pursuing the integration of Biscuits Rondeau Inc. and Boulangerie Rondeau Inc. (Rondeau) acquired on July 28, 2006. The integration of these activities in our Ste-Marie, Quebec plant is well underway. Also, in order to benefit from a broader distribution, *Rondeau* products are using *the snack-cakes'* distribution network in the province of Quebec, as of October 1, 2007. We continue to put all of our marketing efforts behind our core brand, *Vachon*. In order to mitigate increasing ingredients and packaging costs, we have announced a 6% price increase on all products under the *Vachon* and *Hostess* brands, effective November 19, 2007.

Dividends

The Board of Directors approved a stock dividend on the Common Shares which has the same effect as a two-for-one stock split of the Company's outstanding Common Shares. The dividend on the Common Shares will be paid on December 21, 2007 to shareholders of record as of the close of business on December 10, 2007, the record date for the dividend. This dividend is subject to obtaining all necessary regulatory approvals. The additional Common Shares will be issued on December 21, 2007, and will double the number of Common Shares outstanding.

Concurrently, the Board of Directors declared a quarterly dividend of $0.12 per share payable on December 21, 2007, to common shareholders of record on December 10, 2007. This dividend represents a dividend of $0.24 per share prior to the stock split, which is the quarterly dividend usually paid by the Company in accordance with its fiscal 2008 dividend policy.

The Company's Common Shares, which currently trade on the Toronto Stock Exchange under the symbol SAP, will begin trading on a split basis as of December 6, 2007.

Normal Course Issuer Bid

The Company has the intention to purchase by way of a normal course issuer bid (Bid), for cancellation purposes, up to a maximum of 5,136,424 Common Shares, representing 5% of its 102,728,495 issued and outstanding Common Shares as of October 31, 2007. These purchases will be made in accordance with applicable regulations over a maximum period of 12 months beginning on November 13, 2007, and ending on November 12, 2008. The consideration, which will be in cash, that the Company will pay for any Common Shares acquired by it under the Bid will be the market price of such Common Shares at the time of acquisition. The Company believes that the purchase of its own shares may, in appropriate circumstances, be a responsible investment of funds on hand.

Within the previous twelve months, Saputo purchased 2,325,020 of its Common Shares, for cancellation purposes, by way of a normal course issuer bid established in November 2006.

Management's Analysis

The goal of the management report is to analyse the results of and the financial position for the quarter ended September 30, 2007. It should be read while referring to our consolidated financial statements and accompanying notes for the three- and six-month periods ended September 30, 2007, and 2006. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles of the Canadian Institute of Chartered Accountants. All dollar amounts are in Canadian dollars unless otherwise indicated. This report takes into account material elements between September 30, 2007, and November 6, 2007, the date of this report, on which it was approved by the Board of Directors of Saputo Inc. (Company or Saputo). Additional information about the Company, including the annual report and the annual information form for the year ended March 31, 2007, can be obtained on Sedar at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report, including the "Outlook" section, contains forward-looking information within the meaning of securities laws. These statements are based on our current assumptions, expectations and estimates, regarding projected revenues and expenses, the Canadian, US, Argentinean, German and UK economic environment, our ability to attract and retain clients and consumers, our operating costs and raw materials and energy supplies which are subject to a number of risks and uncertainties. Actual results could differ materially from the conclusion, forecast or projection stated in such forward-looking information. As a result, we cannot guarantee that any forward-looking statements will materialize. Assumptions, expectations and estimates made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and in our most recently filed annual report which is available on SEDAR at www.sedar.com. Forward-looking information contained in this report, including the "Outlook" section, is based on management's current estimates, expectations and assumptions, which management believes are reasonable as of the current date. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While we may elect to, we are under no obligation and do not undertake to update this information at any particular time.

Operating Results

Consolidated revenues for the quarter ended September 30, 2007, amounted to $1.289 billion, an increase of $294.9 million or 29.7% in comparison to the $994.1 million for the corresponding quarter last fiscal year. Revenues from our US Dairy Products Sector increased by approximately $247 million. The increase is due mainly to the Land O'Lakes West Coast Acquisition, completed at the beginning of fiscal 2008. An average block market per pound of cheese of US$1.98 compared to US$1.22 for the same period last fiscal year, along with increased selling prices and higher sales volume also contributed to increase our US division's revenues. The revenues from our Canadian and Other Dairy Products Sector increased by approximately $48 million in comparison to the same quarter last fiscal year. Higher selling prices in our Canadian and Argentinean operations in accordance with the increase in the cost of milk as raw material, a more favourable by-products market, increased sales volume from our Canadian fluid milk activities, and the inclusion of our UK operation, acquired on March 23, 2007, are the main factors explaining the revenue increase. These positive factors offset lower revenues due to reduced sales volume from both our Canadian cheese and Argentinean operations. Revenues from our Grocery Products Sector decreased by approximately $1 million in comparison to the same quarter last fiscal year. This decrease is due to lower revenues generated by our co-packing agreements for the manufacturing of products for the US market. During the second quarter of fiscal 2008, the appreciation of the Canadian dollar eroded approximately $29 million in the Company's revenues in comparison to the same quarter last fiscal year.

For the six-month period ended September 30, 2007, revenues totalled $2.516 billion, an increase of $540.4 million or 27.4% in comparison to the $1.975 billion for the corresponding period last fiscal year. Revenues from our US Dairy Products Sector increased by approximately $468 million, due mainly to the Land O'Lakes West Coast Acquisition and a higher average block market per pound of cheese. Revenues from our Canadian and Other Dairy Products Sector increased by approximately $72 million, due mainly to higher selling prices in accordance with the increase in the cost of milk as raw material, higher sales volume in our Canadian fluid milk operations, and the inclusion of our UK operations, acquired on March 23, 2007. Revenues from our Grocery Products Sector remained relatively stable in comparison to the same period last fiscal year. For the six-month period ended September 30, 2007, the appreciation of the Canadian dollar eroded approximately $38 million in the Company's revenues in comparison to the same period last fiscal year.

Consolidated earnings before interest, income taxes, depreciation and amortization (EBITDA), for the second quarter of fiscal 2008, amounted to $124.1 million, an increase of $17.3 million or 16.2% in comparison to $106.8 million for the same quarter last fiscal year. The EBITDA of our US Dairy Products Sector increased by approximately $11 million in comparison to the same quarter last fiscal year. The contribution of the Land O'Lakes West Coast Acquisition, a higher average block market per pound of cheese, and initiatives undertaken in the prior and current fiscal years with regards to increased selling prices are the main factors explaining the EBITDA increase. These benefits offset a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw materials. The EBITDA of our Canadian and Other Dairy Products Sector increased by approximately $8 million in comparison to the same quarter last fiscal year. A more favourable by-products market, benefits derived from rationalization activities undertaken in our Canadian operations, and higher sales volume from our Canadian fluid milk operations explain the EBITDA increase. The EBITDA of our Argentinean operations remained relatively stable in comparison to the same quarter last fiscal year. Our German and UK operations had a negative effect on EBITDA in the second quarter of fiscal 2008 due mainly to our German operation, as a result of the increase in milk prices and a delay in implementing higher selling prices to our customers. We expect that the milk price increase will be fully passed on to our customers in the following quarters. The EBITDA of our Grocery Products Sector decreased by approximately $2 million in comparison to the same period last fiscal year. Higher raw materials and other costs, additional expenses relating to the pension fund, and lower sales volume generated by our co-packing agreements for the manufacturing of products for the US market are the main factors explaining the EBITDA decrease. During the quarter ended September 30, 2007, the appreciation of the Canadian dollar eroded approximately $2 million of the Company's EBITDA in comparison to the same quarter last fiscal year.

For the six-month period ended September 30, 2007, EBITDA totalled $251.6 million, an increase of $51.8 million or 25.9% in comparison to the same period last fiscal year. Increased EBITDA from our US Dairy Products Sector of approximately $31 million and from our Canadian and Other Dairy Products Sector of approximately $25 million, offset a reduction of approximately $4 million from our Grocery Products Sector. Since the beginning of the fiscal year, the appreciation of the Canadian dollar eroded approximately $3 million of the Company's EBITDA in comparison to the same period last fiscal year.

Other Consolidated Results Items

Depreciation expense for the second quarter of fiscal 2008 totalled $19.7 million, an increase of $2 million in comparison to the $17.7 million for the same quarter last fiscal year. For the six-month period ended September 30, 2007, depreciation expense amounted to $39.9 million, an increase of $4.1 million in comparison to the $35.8 million for the same period last fiscal year. In both cases, the increase is due mainly to the Land O'Lakes West Coast Acquisition completed on April 2, 2007. Capital investments undertaken by all divisions in the prior year also contributed to increase depreciation expense throughout the current fiscal year. These factors offset reduced depreciation from our foreign subsidiaries due to the appreciation of the Canadian dollar.

Net interest expense increased by $2.2 million to $7.2 million for the quarter ended September 30, 2007, and increased by $3.7 million to $13.8 million for the six-month period ended September 30, 2007. Other interest increased during the current fiscal year due mainly to the reduction of excess cash on hand, which generated interest revenue in fiscal 2007, and higher levels of bank loans drawn throughout fiscal 2008. The Land O'Lakes West Coast Acquisition along with other financing activities undertaken in fiscal 2008 explain this usage of cash. Interest on long-term debt decreased due to the repayment of US$30 million of long-term debt during the third quarter of fiscal 2007, as well as the appreciation of the Canadian dollar, which reduced the interest expense on our US dollar debt.

Income taxes for the second quarter of fiscal 2008 totalled $34.7 million, reflecting an effective tax rate of 35.7%, compared to an effective tax rate of 30.7% for the same quarter last year. During the second quarter of fiscal 2008, the Company recorded a tax charge of approximately $3 million due to a reduction of future income tax assets recorded in previous fiscal years for our Argentinean division. The division will not benefit from certain tax losses recorded in previous fiscal years which will expire in the current calendar year. Income taxes for the six-month period ended September 30, 2007, totalled $66.9 million, reflecting an effective tax rate of 33.8%, compared to an effective tax rate of 27.6% for the same period last fiscal year. During the first quarter of fiscal 2007, the Company benefited from a one-time tax reduction of approximately $4 million to adjust future tax balances, due to a reduction in Canadian federal tax rates. Excluding these adjustments, the effective tax rate for the six-month period ended September 30, 2007, would be 32.3%, compared to an effective tax rate of 30.2% for the six-month period ended September 30, 2006. Our income tax rates varies and could increase or decrease based on the amount of taxable income derived and from which source, any amendments to tax laws and income tax rates and changes in assumptions and estimates used for tax assets and liabilities by the Company and its affiliates.

Net earnings reached $62.5 million for the quarter ended September 30, 2007, compared to $58.3 million for the same quarter last fiscal year. For the six-month period ended September 30, 2007, net earnings totalled $131.0 million compared to $111.6 million for the corresponding period last year. These reflect the various factors analyzed above.

Cash and Financial Resources

For the three months ended September 30, 2007, **cash generated by operating activities before changes in non-cash working capital** items amounted to $90.9 million, an increase of $13.0 million in comparison to the $77.9 million for the corresponding quarter last fiscal year. Since the beginning of the fiscal year, this figure amounted to $183.9 million, an increase of $38.0 million in comparison to the $145.9 million for the same period last year. Non-cash working capital items used $9.2 million for the second quarter of fiscal 2008, compared to generating $19.2 million for the second quarter of fiscal 2007. For the six-month period ended September 30, 2007, non-cash working capital items used $89.2 million, compared to generating $20.2 million for the same period last year. The difference is mainly attributed to higher working capital items in our US division due to the increase in the average block market per pound of cheese during the current fiscal year in comparison to our fiscal year ended March 31, 2007.

Investing activities comprised of additions to fixed assets of $23.9 million and $41.6 million for the three- and six-month periods ended September 30, 2007, respectively. For the six-month period ended September 30, 2007, the Company also used $253.2 million, mainly for the Land O'Lakes West Coast Acquisition completed on April 2, 2007.

Financing activities for the second quarter of fiscal 2008 consisted of an increase in bank loans of $41.7 million, the issuance of shares for a cash consideration of $11.9 million, as part of the Stock Option Plan, the purchase of share capital totalling $44.9 million, and the payment of $45.1 million in dividends.

As at September 30, 2007, working capital stood at $308.7 million, a decrease from the $521.1 million as at March 31, 2007. The decrease is mainly attributed to the previously available funds disbursed for the Land O'Lakes West Coast Acquisition.

As at September 30, 2007, our interest bearing debt-to-equity ratio stood at 0.25, *in comparison* to 0.08 as at March 31, 2007.

The Company currently has available bank credit facilities of approximately $620 million, $161.6 million of which are drawn, essentially for our US and Argentinean operations. Following the second quarter of fiscal 2008, an additional $300 million was added to our existing available bank credit facilities. Should the need arise, the Company can make additional financing arrangements to pursue growth through acquisitions.

Balance Sheet

With regards to balance sheet items as at September 30, 2007, that varied compared to those as at March 31, 2007, we should note that the variation in most items is due mainly to the Land O'Lakes West Coast Acquisition. The continued appreciation of the Canadian dollar reduced the balance sheet items reported for our foreign subsidiaries. From an operational perspective, the higher average block market per pound of cheese for this fiscal year has caused an increase in our Cheese Division (USA) working capital items as at September 30, 2007, in comparison to March 31, 2007. The Company's total assets stood at $2.458 billion as at September 30, 2007, compared to $2.488 billion at March 31, 2007.

Share Capital Information

Share capital authorized by the Company is comprised of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares can be issued in one or more series, and the terms and privileges of each series must be determined at the time of their creation.

	Authorized	Issued as at September 30, 2007	Issued as at October 31, 2007
Common shares	Unlimited	102,694,004	102,728,495
Preferred shares	Unlimited	None	None
Stock options		4,765,233	4,730,742

In the first two quarters of fiscal 2008, we purchased 1,825,620 common shares at prices ranging from $43.46 to $44.00 per share as part of the normal course issuer bid initiated on November 13, 2006.

Follow-up on Certain Specific Items of the Analysis

For an analysis of off-balance sheet arrangements, guarantees, contractual obligations, related party transactions, accounting standards, critical accounting policies and use of accounting estimates as well as risks and uncertainties, we encourage you to consult the comments provided in the 2007 annual report on pages 28 to 33 of the management's analysis, since there were no notable changes during the first two quarters of fiscal 2008.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer, together with management, have concluded after having conducted an evaluation and to the best of their knowledge that, as of September 30, 2007, no change in the Company's internal control over financial reporting occurred that could have materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

Information by Sector

Canadian and Other Dairy Products Sector

For the quarter ended September 30, 2007, revenues from the Canadian and Other Dairy Products Sector amounted to $743.2 million, an increase of $48.0 million in comparison to the $695.2 million for the same quarter last fiscal year. Higher selling prices in our Canadian and Argentinean operations, in accordance with the increase in the cost of milk as raw material, higher by-products sales due to a more favourable by-products market condition and the inclusion of our newly acquired operations in the UK are the main factors explaining the revenue increase. The increase is also due to higher sales volume from our Canadian fluid milk activities. These increases offset lower revenues due to reduced sales volume from our Canadian cheese and Argentinean activities. Revenues from our Dairy Products Division (Germany) remained relatively stable in comparison to the same quarter last fiscal year. During the quarter, the appreciation of the Canadian dollar eroded approximately $5 million of revenues from the Sector.

Since the beginning of the fiscal year, revenues from the Canadian and Other Dairy Products Sector amounted to $1.465 billion, an increase of $72.0 million in comparison to the $1.393 billion for the same period last year. The increase is mainly due to higher selling prices, in accordance with the increase in the cost of milk as raw material, a more favourable by-products market condition, the inclusion of our newly acquired operations in the UK, and increased sales volumes from our Canadian fluid milk activities. Since the beginning of the fiscal year, the appreciation of the Canadian dollar eroded approximately $6 million of the sector's revenues.

For the quarter ended September 30, 2007, earnings before interest, income taxes, depreciation and amortization (EBITDA) for the Canadian and Other Dairy Products Sector totalled $84.6 million, an increase of $7.8 million or 10.2% compared to the $76.8 million for the corresponding quarter last fiscal year. The EBITDA margin for the current quarter increased to 11.4% in comparison to 11.0% for the same quarter last fiscal year.

The Dairy Products Division (Canada) was the major contributor to the EBITDA increase in the sector. The EBITDA increase was derived from better efficiencies in our manufacturing and logistics activities. We are also benefiting from rationalization activities completed in prior years. These improvements increased EBITDA by approximately $4 million. Additional EBITDA came from a more positive by-products market, contributing approximately $4 million. Lastly, the EBITDA increased this quarter compared to the same quarter last fiscal year due to additional sales volume from our fluid milk activities.

The EBITDA of our Dairy Products Division (Argentina) remains relatively stable in comparison to the same period last fiscal year. The difficult conditions with regards to milk supply as a result of floods, as well as the government regulations limiting selling prices on the export market, continue to negatively affect our EBITDA. These negative factors have offset benefits derived from capital investment made in the previous fiscal years.

For the quarter ended September 30, 2007, our Dairy Products Division (Germany) and our Dairy Products Division (United Kingdom) combined had a negative effect on our EBITDA due mainly to our German operation, as a result of the increase in milk prices and a delay in implementing higher selling prices to our customers. We expect that the milk price increase will be fully passed on to our customers in the following quarters.

Since the beginning of the fiscal year, EBITDA totalled $173.6 million, an increase of $25.3 million or 17.1% in comparison to the $148.3 million for the same period last fiscal year. The EBITDA margin increased from 10.6% last fiscal year to 11.8% for the current fiscal year.

US Dairy Products Sector

Revenues for the US Dairy Products Sector totalled $502.8 million for the quarter ended September 30, 2007, representing a $247.4 million or a 96.9% increase from the $255.4 million posted for the same period one year earlier. The Land O'Lakes West Coast Acquisition completed on April 2, 2007, selling price increases, as well as higher sales volumes contributed approximately $184 million to this increase. The average block market per pound of cheese in the second quarter was US$1.98, US$0.76 higher than the same period last year, boosting revenues by approximately $87 million. The appreciation of the Canadian dollar eroded approximately $24 million in revenues. The retail segment now accounts for 29% of our total sales volume, the foodservice segment 47% and the industrial segment 24%. Promotional efforts continued in this quarter supporting our retail brands.

Since the beginning of the fiscal year, revenues totalled $966.0 million, an increase of $468.0 million or 94% in comparison to $498.0 million for the same period last year. The Land O'Lakes West Coast Acquisition, selling price increases, as well as higher sales volumes increased revenues by approximately $360 million. The higher average block market per pound of cheese increased revenues by approximately $140 million, while the appreciation of the Canadian dollar eroded approximately $32 million in revenues.

For the quarter ended September 30, 2007, EBITDA totalled $34.1 million, resulting in a $11.2 million or 48.9% increase compared to $22.9 million for the same period last fiscal year. During the second quarter of fiscal 2008, the average block market per pound of cheese was US$0.76 higher compared to the same period last fiscal year, creating a positive effect on the absorption of fixed costs. The rising cheese market created a favourable impact on the realization of inventories. The higher average whey price in the second quarter of fiscal 2008 compared to the same period last fiscal year led to a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material. All these combined factors had a negative impact of approximately $8 million on EBITDA. The division benefited by approximately $2.5 million from reduced manufacturing milk prices as a result of governmental decisions announced last fiscal year. EBITDA improved by approximately $19 million due to the contribution of the Land O'Lakes West Coast Acquisition, along with initiatives undertaken in the prior and current fiscal years with regards to improved operational efficiencies, increased selling prices, and reduction of costs associated with milk handling. The appreciation of the Canadian dollar eroded approximately $2 million in EBITDA.

Since the beginning of the fiscal year, EBITDA totalled $68.1 million an increase of $30.5 million or 81.1%, in comparison to $37.6 million for the same period last year. EBITDA increased by approximately $36 million due to the contribution of the Land O'Lakes West Coast Acquisition and to initiatives undertaken in the previous fiscal year. The reduction of the manufacturing milk price from the state of California and the USDA benefited the division by approximately $5.4 million. The negative market factors created a shortfall of approximately $11 million. The appreciation of the Canadian dollar eroded approximately $3 million in EBITDA.

Grocery Products Sector

Revenues for the Grocery Products Sector totalled $42.9 million for the quarter ended September 30, 2007, a $0.7 million decrease as compared to the same quarter last fiscal year. The decrease is due mainly to lower sales volume from our co-packing agreements for the manufacturing of products for the US market. This decrease was partly offset by increased Canadian sales volume as compared to the same period last fiscal year. During the quarter, the division slightly increased its market share in Canada despite increased competition.

Since the beginning of fiscal 2008, revenues for the Grocery Products Sector totalled $84.5 million, relatively stable compared to the corresponding period last fiscal year. This increase is mainly due to the inclusion of the revenues of Rondeau, acquired on July 28, 2006.

EBITDA for the Grocery Products Sector amounted to $5.4 million, a $1.7 million decrease as compared to the same quarter last year. EBITDA margin went from 16.3% last year to 12.6% this year. The division experienced higher ingredients, packaging, labor and energy costs and the decline in revenues from its American co-packing activities, resulting in $1.2 million decrease in EBITDA. During fiscal 2008, the division will spend an extra $0.9 million towards the development of its brands, $0.2 million of which was spent this quarter. Finally, during this fiscal year, we anticipate to expense approximately $1.1 million in addition to last fiscal year related to the pension plan, of which $0.3 million was expensed in this quarter.

Since the beginning of the fiscal year, EBITDA totalled $9.9 million, a $4.1 million decrease as compared to the same period last fiscal year. This fiscal year, the division incurred higher ingredients, packaging, labor and energy costs, combined with lower revenues from our American co-packing activities totalling $3.0 million. Furthermore, during the same period the division incurred $0.6 million in additional pension cost and $0.5 million in additional marketing expenditures.

Lino Saputo
Chairman of the Board

Lino Saputo, Jr.
President and
Chief Executive Officer

November 6, 2007

NOTICE

The consolidated financial statements of Saputo Inc. for the three-month and the six-month periods ended September 30, 2007 and 2006 have not been reviewed by an external auditor.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of dollars, except per share amounts)

(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2007	2006	2007	2006
Revenues	$ 1,288,982	$ 994,145	$ 2,515,717	$ 1,975,287
Cost of sales, selling and administrative expenses	1,164,910	887,378	2,264,130	1,775,443
Earnings before interest, depreciation and income taxes	124,072	106,767	251,587	199,844
Depreciation of fixed assets	19,670	17,652	39,938	35,781
Operating income	104,402	89,115	211,649	164,063
Interest on long-term debt	4,684	5,739	9,724	11,325
Other interest, net	2,482	(760)	4,031	(1,305)
Earnings before income taxes	97,236	84,136	197,894	154,043
Income taxes	34,712	25,850	66,923	42,493
Net earnings	$ 62,524	$ 58,286	$ 130,971	$ 111,550
Earnings per share (Note 7)				
Net earnings				
Basic	$ 0.61	$ 0.56	$ 1.27	$ 1.07
Diluted	$ 0.60	$ 0.56	$ 1.26	$ 1.07

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of dollars)
(unaudited)

For the six-month periods ended September 30

	2007	2006
Retained earnings, beginning of period	$ 1,085,081	$ 971,131
Net earnings	130,971	111,550
Dividends	(45,084)	(39,369)
Excess of purchase price of share capital over carrying value	(72,258)	(28,404)
Retained earnings, end of period	$ 1,098,710	$ 1,014,908

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of dollars)
(unaudited)

For the six-month periods ended September 30

	2007	2006
Net earnings	$ 130,971	$ 111,550
Net change in unrealized losses on translation of financial statements of self-sustaining operations	(84,961)	(19,014)
Comprehensive income	$ 46,010	$ 92,536

SEGMENTED INFORMATION
(in thousands of dollars)
(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2007	2006	2007	2006
Revenues				
Dairy Products				
Canada and Other	$ 743,234	$ 695,162	$ 1,465,257	$ 1,393,246
United States	502,836	255,421	966,001	497,955
	1,246,070	950,583	2,431,258	1,891,201
Grocery Products	42,912	43,562	84,459	84,086
	$ 1,288,982	$ 994,145	$ 2,515,717	$ 1,975,287
Earnings before interest, depreciation and income taxes				
Dairy Products				
Canada and Other	$ 84,623	$ 76,790	$ 173,622	$ 148,253
United States	34,068	22,853	68,088	37,607
	118,691	99,643	241,710	185,860
Grocery Products	5,381	7,124	9,877	13,984
	$ 124,072	$ 106,767	$ 251,587	$ 199,844
Depreciation of fixed assets				
Dairy Products				
Canada and Other	$ 8,968	$ 8,969	$ 18,297	$ 18,066
United States	8,926	7,054	18,056	14,512
	17,894	16,023	36,353	32,578
Grocery Products	1,776	1,629	3,585	3,203
	$ 19,670	$ 17,652	$ 39,938	$ 35,781
Operating income				
Dairy Products				
Canada and Other	$ 75,655	$ 67,821	$ 155,325	$ 130,187
United States	25,142	15,799	50,032	23,095
	100,797	83,620	205,357	153,282
Grocery Products	3,605	5,495	6,292	10,781
	$ 104,402	$ 89,115	$ 211,649	$ 164,063
Interest	7,166	4,979	13,755	10,020
Earnings before income taxes	97,236	84,136	197,894	154,043
Income taxes	34,712	25,850	66,923	42,493
Net earnings	$ 62,524	$ 58,286	$ 130,971	$ 111,550

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2007	2006	2007	2006
Cash flows related to the following activities:				
Operating				
Net earnings	$ 62,524	$ 58,286	$ 130,971	$ 111,550
Items not affecting cash				
Stock based compensation	2,075	1,967	4,157	4,002
Depreciation of fixed assets	19,670	17,652	39,938	35,781
(Gain) loss on disposal of fixed assets	(429)	11	(425)	(5)
Future income taxes	7,229	385	9,567	(4,601)
Funding of employee plans in excess of costs	(172)	(409)	(344)	(818)
	90,897	77,892	183,864	145,909
Changes in non-cash operating working capital items	(9,193)	19,200	(89,182)	20,151
	81,704	97,092	94,682	166,060
Investing				
Business acquisitions (Note 10)	–	(11,472)	(253,188)	(19,085)
Additions to fixed assets	(23,894)	(24,051)	(41,585)	(41,693)
Proceeds on disposals of fixed assets	1,783	291	1,982	322
Other assets	(105)	(2,358)	2,183	(4,070)
	(22,216)	(37,590)	(290,608)	(64,526)
Financing				
Bank loans	41,713	2,860	36,590	(140)
Issuance of share capital	11,851	3,277	21,599	8,204
Repurchase of share capital	(44,866)	(8,456)	(81,472)	(32,947)
Dividends	(45,084)	(39,369)	(45,084)	(39,369)
	(36,386)	(41,688)	(68,367)	(64,252)
Increase (decrease) in cash and cash equivalents	23,102	17,814	(264,293)	37,282
Effect of exchange rate changes on cash and cash equivalents	1,608	435	4,930	(683)
Cash and cash equivalents, beginning of period	(7,179)	109,883	276,894	91,533
Cash and cash equivalents, end of period	$ 17,531	$ 128,132	$ 17,531	$ 128,132
Supplemental information				
Interest paid	$ 2,411	$ 724	$ 13,490	$ 10,217
Income taxes paid	$ 21,672	$ 19,442	$ 60,961	$ 40,189

CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)

	September 30 2007 *(unaudited)*	March 31 2007 *(audited)*
ASSETS		
Current assets		
Cash and cash equivalents	$ 17,531	$ 276,894
Receivables	407,318	324,702
Inventories	483,619	445,992
Income taxes	6,612	6,413
Future income taxes	4,699	13,045
Prepaid expenses and other assets	24,999	23,939
	944,778	1,090,985
Portfolio investment	42,991	42,991
Fixed assets (Note 4)	839,817	691,226
Goodwill	516,750	547,379
Trademarks and other intangibles	37,437	32,340
Other assets (Note 5)	67,764	73,726
Future income taxes	8,122	9,720
	$ 2,457,659	$ 2,488,367
LIABILITIES		
Current liabilities		
Bank loans	$ 161,580	$ 139,001
Accounts payable and accrued liabilities	392,579	343,911
Income taxes	80,743	85,644
Future income taxes	1,186	1,294
Current portion of long-term debt	-	21
	636,088	569,871
Long-term debt	218,856	254,012
Other liabilities	14,045	16,413
Future income taxes	110,442	115,053
	979,431	955,349
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	529,002	511,737
Contributed surplus (Note 9)	18,141	18,864
Retained earnings	1,098,710	1,085,081
Accumulated other comprehensive loss (Note 3)	(167,625)	(82,664)
	1,478,228	1,533,018
	$ 2,457,659	$ 2,488,367

7 — Earnings per Share

	For the three-month periods ended September 30 2007	2006	For the six-month periods ended September 30 2007	2006
Net earnings	$ 62,524	$ 58,286	$ 130,971	$ 111,550
Weighted average number of common shares outstanding	102,464,894	103,808,467	102,984,111	104,001,472
Dilutive options	804,329	403,606	804,329	403,606
Dilutive number of common shares outstanding	103,269,223	104,212,073	103,788,440	104,405,078
Basic earnings per share	$ 0,61	$ 0,56	$ 1,27	$ 1,07
Diluted earnings per share	$ 0,60	$ 0,56	$ 1,26	$ 1,07

When calculating dilutive earnings per share, 869,351 options were excluded from the calculation in 2006 because their exercise price was higher than the average market value. In the current period no options were excluded.

Shares purchased during the period, under the normal course issuer bid, were excluded from the calculation of earnings per share as of the date of purchase.

8 — Share Capital

Authorized

The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	September 30, 2007	March 31, 2007
Issued		
102,694,004 common shares (103 676 917 at March 31, 2007)	$ 529,002	$ 511,737

869,707 common shares (389,483 in 2006) for an amount of $21,599,000 ($8,204,000 in 2006) were issued during the six-month period ended September 30, 2007, pursuant to the share option plan. For share options granted since April 1, 2002, the amount previously accounted for as an increase to contributed surplus was also transferred to share capital upon the exercise of options. For the six-month period ended September 30, 2007, the amount transferred from contributed surplus was $4,880,000 ($1,452,000 in 2006).

Pursuant to the normal course issuer bid, which began on November 13, 2006, the Company may purchase for cancellation up to 5,179,304 common shares until November 12, 2007. During the six-month period ended September 30, 2007, the Company purchased 1,852,620 common shares at prices ranging from $43.46 to $44.00 per share. The excess of the purchase price over the carrying value of the shares in the amount of $72,258,000 was charged to retained earnings.

8 — Share Capital (cont'd)

Share option plan

The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan cannot exceed 14,000,000 common shares. Options may be exercised at a price equal to the closing quoted value of the shares on the day preceding the grant date. The options vest at 20% per year and expire ten years from the grant date.

Options issued and outstanding as at the end of the respective periods are as follows:

		September 30, 2007		March 31, 2007	
Granting period	Exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
1998	$ 8.50	2,500	$ 8.50	19,000	$ 8.50
1999	from $16.13 to $18.75	35,135	$18.43	53,140	$18.43
2000	$19.70	65,446	$19.70	106,949	$19.70
2001	$13.50	113,386	$13.50	263,402	$13.50
2002	from $19.00 to $23.00	319,313	$19.05	419,205	$19.04
2003	$30.35	408,343	$30.35	542,594	$30.35
2004	$22.50	647,168	$22.50	798,755	$22.50
2005	$33.05	593,173	$33.05	727,313	$33.05
2006	$36.15	713,856	$36.15	827,932	$36.15
2007	$32.70	988,154	$32.70	1,097,318	$32.70
Current	$46.18	878,759	$46.18		
		4,765,233	$32.49	4,855,608	$28.64
Options exercisable at the end of the period		2,055,387	$26.61	2,011,821	$24.03

Changes in the number of options are as follows:

	September 30, 2007	
	Number of options	Weighted average exercise price
Balance at beginning of period	4,855,608	$ 28.64
Options granted	889,586	$ 46.18
Options exercised	(869,707)	$ 24.83
Options cancelled	(110,254)	$ 33.85
Balance at end of period	4,765,233	$ 32.49

8 — Share Capital (cont'd)

The fair value of share purchase options granted was estimated at $14.48 per option, using the Black-Scholes option pricing model with the following assumptions:

	September 30, 2007	March 31, 2007
Risk-free interest rate:	4.4%	4.2%
Expected life of options:	5 years	5 years
Volatility:	35%	35%
Dividend rate:	2.0%	2.5%

The exercise price of these options is $46.18, which corresponds to the closing quoted value of the shares on the day preceding the grant date.

A compensation expense of $2,075,000 ($1,848,000 after income taxes) and $4,157,000 ($3,696,000 after income taxes) relating to stock options was recorded in the statement of earnings for the three-month and six-month periods ended September 30, 2007, respectively. A compensation expense of $1,967,000 ($1,732,000 after income taxes) and $4,002,000 ($3,534,000 after income taxes) was recorded for the three-month and six-month periods ended September 30, 2006, respectively.

9 — Contributed Surplus

	September 30, 2007	Year ended March 31, 2007
Contributed surplus, beginning of period	$ 18,864	$ 14,428
Stock based compensation	4,157	7,917
Amount transferred to share capital	(4,880)	(3,481)
Contributed surplus, end of period	$ 18,141	$ 18,864

10 — Business Acquisition

On April 2, 2007, the Company acquired the activities of Land O'Lakes West Coast industrial cheese business in the US for a cash consideration of $249,224,000. The fair values attributed to the assets acquired were $20,795,000 to working capital, $222,649,000 to fixed assets, and $5,780,000 to intangible assets. The final allocation of the purchase price will be completed in the current fiscal year.

During the six-month period, the Company also acquired cheese import quotas for its Dairy Products Division (Canada) for $3,300,000. This purchase is allocated to intangible assets.

END